Antero Resources Midstream Management LLC

1615 Wynkoop Street

Denver, Colorado 80202

April 19, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Office of Consumer Products

Re:                             Antero Resources Midstream Management LLC

Registration Statement on Form S-1

Filed March 28, 2017

File No. 333-216975

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Antero Resources Midstream Management LLC (the “Company”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1, File No. 333-216975 (the “Registration Statement”) containing the currently expected offering terms of the Company’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of common shares to be offered, the estimated net proceeds that Antero Resources Investment LLC (the “Selling Shareholder”) expects to receive from the Offering and the total number of common shares to be outstanding after this Offering, but excluding information that the Company is entitled to omit under Rule 430A.  The Company expects to include these pricing terms in Amendment No. 3, which the Company plans to file through EDGAR on or about April  24, 2017 prior to launching the Offering.  The Company has also included on pages 9 and 10 of Amendment No. 3 certain preliminary first quarter 2017 financial results of Antero Midstream Partners LP and, on pages 143 and 144 of Amendment No. 3, revised disclosure regarding the designation of the board of directors of AMGP GP LLC, each of which the Company expects to include in Amendment No. 3.

The Company currently anticipates the price range for the Offering to be within the range of $22.00 to $25.00 per common share, with a midpoint of $23.50 per common share (the “Preliminary Price Range”).  In the Offering, the Selling Shareholder proposes to sell up to 42,819,149 common shares representing limited partner interests in the Company, including common shares that may be purchased by the underwriters pursuant to their option to purchase up to 5,585,106 additional common shares.  The Offering terms, including the Preliminary Price Range, are a bona fide estimate, as of April 19, 2017, of the range of the minimum and maximum offering price and the maximum number of securities to be offered.  In particular, the Preliminary Price Range is based on a number of factors, including the Company’s prospects and the prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded common shares of generally comparable limited partnerships and preliminary discussions with the underwriters regarding potential valuations of the Company.  The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and will not be established until shortly before printing the preliminary prospectus for the Offering, taking into account all relevant market factors at that time.  However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.  Should the bona fide estimates of these Offering terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

As discussed with members of the Staff, these Offering terms are initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given recent market volatility as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Company is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein.  These marked changes will be incorporated into Amendment No. 3.  In connection with our confidential submission of the Offering terms, please note that, as part of Amendment No. 1 to the Registration Statement, which was filed with the Commission on April 7, 2017, the Company filed a form of the Exhibit 5.1 opinion of Latham & Watkins LLP, counsel to the Company, that is substantively complete except for references to the number of common shares to be offered in the Offering.  We intend to file a final executed copy of the Exhibit 5.1 opinion in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

The Company seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in Amendment No. 3.

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420.

Sincerely,

Antero Resources Midstream Management LLC

/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President and Secretary

Enclosures

cc:                                Alvyn A. Schopp, Antero Resources Midstream Management LLC

Yvette K. Schultz, Antero Resources Midstream Management LLC

William N. Finnegan IV, Latham & Watkins LLP

Ryan J. Maierson, Latham & Watkins LLP

David P. Oelman, Vinson & Elkins L.L.P.

Exhibit A